Filed by Public Storage, Inc.
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                 Subject Company: Shurgard Storage Centers, Inc.
                                                   Commission File No. 001-11455
                                                             Date: March 8, 2006

FINAL TRANSCRIPT
PSA - PUBLIC STORAGE TO ACQUIRE SHURGARD - CONFERENCE CALL
EVENT DATE/TIME: MAR. 07. 2006 / 11:00AM ET


CORPORATE PARTICIPANTS

RONALD L. HAVNER
Public Storage - President and CEO

JOHN REYES
Public Storage - SVP and CFO

CLEM TENG
Public Storage - VP of Investor Relations

DAVID GRANT
Shurgard - President and CEO

CONFERENCE CALL PARTICIPANTS

STEVE SAKWA
Merrill Lynch - Analyst

DAVID TOTI
Lehman Brothers - Analyst

DAVID HARRIS
Lehman Brothers - Analyst

ROSS NUSSBAUM
Banc of America Securities - Analyst

MICHAEL MUELLER
JP Morgan - Analyst

JOHN SHEEHAN
A.G. Edwards - Analyst

ERIC ROTHMAN
Wachovia Securities - Analyst

PAUL ADORNATO
Harris Nesbitt - Analyst

CHRIS BROWN


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Banc of America Securities - Analyst



LOU TAYLOR
Deutsche Bank - Analyst

DAVID COHEN
Morgan Stanley - Analyst

MICHAEL KNOTT
Green Street Advisors - Analyst

P R E S E N T A T I O N

OPERATOR
Good morning everyone. My name is Andrew and I will be your conference operator. At this time I would like to welcome everyone to today's conference call to discuss the combination of Public Storage and Shurgard Storage Centers. All lines have been placed on mute to prevent any background noise. After these speakers' remarks, there will be a question-and-answer session. At this time I would like to turn the call over to Mr. Clem Teng of Public Storage. Mr. Teng, you may resume your conference.

CLEM TENG - PUBLIC STORAGE - VP OF INVESTOR RELATIONS
Good morning. This is Clem Teng, Vice-President of Investor Relations of Public Storage. Joining me today are Ron Havner, President and CEO of Public Storage, John Reyes, CFO of Public Storage, and Dave Grant, President and CEO of Shurgard Storage Centers. Our formal remarks this morning will be followed by a question-and-answer period. However, to allow for equal participation, we request that you ask only one question when your turn comes up, then return to the queue for any follow-up questions.

Before we begin with the formal remarks, I would like to provide the forward-looking statement warning. This conference call will contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this conference call are forward-looking statements. All forward-looking statements speak only as of the date of this conference call, and Public Storage and Shurgard undertake no obligation to update or revise any forward-looking statements that become untrue because of subsequent events.

These forward-looking statements are subject to a number of risks, uncertainties, and other factors that may cause actual results, performance, achievements or transactions to differ materially than those set forth in or implied by such forward-looking statements. These risks and uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of both companies, satisfaction of closing conditions to the transaction, inability to realize


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or delays in realizing the expected synergies, and anticipated operating costs and the effect of general and local economic and real estate conditions.

Additional information about risks and uncertainties which could impact the companies and the forward-looking statements made during this conference call are included in each company's filings with the Securities and Exchange Commission. A slide presentation on our merger with Shurgard, along with our press release, and an audio webcast replay of this conference call can be found at our web site at WWW.PUBLICSTORAGE.COM.

With that, I will turn the call over to Ron Havner.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Thank you, Clem. Today we announced that the board of directors of Public Storage and Shurgard approved a definitive merger agreement under which Public Storage will acquire Shurgard for a total value of approximately $5 billion. The transaction is targeted to close by the end of the second quarter of 2006.

The key terms of the agreement are as follows: Each share of Shurgard's common stock will be exchanged for .82 shares of Public Storage common stock. The exchange will not include any caps or collars on price. A Shurgard independent director will join the Public Storage board of directors. Upon completion of the merger, Shurgard's shareholders will own about 23 percent of the combined company, while Public Storage's shareholders will own the remaining 77 percent.

Based upon yesterday's closing price of Public Storage's common stock, the .82 exchange rate represents an implied value of $65.16 per Shurgard share. This equates to a 39 percent premium based on Shurgard's closing price on July 29, 2005, the last day prior to Public Storage's original proposal.

The total enterprise value of the combined company will be about $18 billion, have annual revenues in excess of $1.5 billion, and an exceptional portfolio of over 2100 facilities in 38 states and seven European countries. It will be the largest Self-Storage company in the world with significant operating platforms in both the United States and Europe suitable for continued expansion.

The combined company will maintain a strong and flexible financial profile with access to capital for continued growth. As a result of being part of a stronger and larger company, there should be enhanced career opportunities for the best people of both organizations. Combining these two leading companies should result in synergies from reduced general and administrative expenses, lower operating costs, along with enhanced revenue opportunities. These include eliminating redundancies and the combined companies' back office support structure such as accounting, the executive infrastructure, and SOX compliance costs.

Public Storage and Shurgard operate in about 35 of the same markets, including Chicago, Dallas, Los Angeles, Minneapolis, San Francisco, and Seattle where duplicative costs can be eliminated and efficiencies improved, including Yellow Pages, MIS and field support services. Media programs can also be utilized in the same markets with no incremental costs. For example, we would spend the same dollars for TV in Seattle regardless of whether we owned 40 to 80 properties.

The combined domestic portfolio should benefit from national media and promotional programs, which may drive additional customer traffic to the facility. We do need to recognize that in 2006 there will be costs of implementing the merger and in combining the operations of these two companies. We have not quantified the impact of these costs on our financial results. Further, most of the synergies from this merger probably won't be reflected in our 2006 operating results.

With that, let me turn it over now to Dave Grant.

DAVID GRANT - SHURGARD - PRESIDENT AND CEO
Thanks, Ron, and good morning, everybody. As Ron indicated, this merger really does represent a win-win situation for both Shurgard and Public Storage shareholders. A few months ago we initiated a process to determine the best course of action for our company. And after reviewing a number of strategic alternatives, it is clear that this transaction is the best option to create long-term value for our shareholders.

There are very few real estate asset classes that are as scaleable as Self-Storage and none that benefit as much from economies of scale. There will definitely be synergies and cost savings between these two companies on many levels. However, I'd also like to point out this combined company not only benefits from its size, but also from the combined knowledge and talent pool of its people. Both Shurgard and Public Storage were early pioneers in this industry. The company's respective founders, Chuck Barbo and Wayne Hughes, started from scratch, and over the past 35 years have built two great companies.

Our combined employees represent the best and the brightest brains in the industry with deep experience in every aspect of the business in eight different countries, so there's a huge opportunity for these two groups of employees to feed off of each other's experience and ideas.

Ron's right. There will be many great enhanced career opportunities for our employees, but I do also want to acknowledge one unfortunate fact of life when it comes to mergers. People do lose their jobs and some of our great people will, too. You can't have cost savings without consolidation. At this point, we had not developed a specific integration plan, so we really don't know who will be affected or how many. That is something that Ron and I and our collective team will be putting a great deal of focus on in the months ahead. So I just want to take this moment and thank all of our Shurgard employees, who've done a fabulous job over these past six difficult months. During this entire period, our team has stayed totally focused on doing their job and have not only maintained the company's momentum, but they've actually helped to accelerate it.



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So I and our shareholders sincerely thank them for this great effort. When this merger is consummated, we'll have formed a strong global industry-leading enterprise that has a platform that should enable it to grow and enhance value for many years to come. I'm excited about the prospects for the combined company and I look forward to working with Ron and his team to ensure a smooth seamless integration. And as mentioned previously, we're also going to have one of our independent board members serve on the combined board of the company. So without further ado, I'll pass it back over to Ron.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Thanks, Dave. This combination creates an exciting global enterprise with critical mass and leverageable strengths that has the opportunity to achieve superior revenue growth, lower operating costs, lower capital costs, and improved operating efficiency. In short, one capable of delivering superior returns to owners, to more career opportunities for employees, and in an expanded platform combining best practices for our customers. With that, let's open it up for questions.

QUESTIONS AND ANSWERS

OPERATOR
(OPERATOR INSTRUCTIONS.) Your first question comes from Steve Sakwa.

STEVE SAKWA - MERRILL LYNCH - ANALYST
Good morning. Ron or maybe Dave, could you talk a little bit about, I guess, the European operations and, Ron, just kind of the integration and who may be running that and how that may fit into the broader strategy of the company?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Well, Steve, a couple of things on Europe. First, Shurgard has the largest operating platform in Europe. They're the largest owner and operator over there. They have developed over the past eight or ten years a fantastic portfolio of assets in seven different countries. Dave and I will be formulating plans bringing me up to speed in terms of what some of the additional opportunities are over in Europe, and we look for that to be a key growth strategy going forward.

STEVE SAKWA - MERRILL LYNCH - ANALYST
Okay. So it's currently part of your plans to keep that in the combined entity?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
At this time, yes.

STEVE SAKWA - MERRILL LYNCH - ANALYST
Okay. And then could you maybe just talk about - I guess you haven't really talked about or haven't formulated, I guess, anything on the costs savings side, but could you talk maybe about what the cost of this deal are, maybe banking fees, lawyer fees that may impact the yield on the transaction?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Steve, in a couple of weeks here as soon as possible we'll be filing a document that outlines all the various transaction costs and various banking fees associated with the transaction, but as best I know, they're customary for a transaction of this type.

STEVE SAKWA - MERRILL LYNCH - ANALYST
Okay. Thank you.

OPERATOR
Our next question comes from David Toti with Lehman Brothers.

DAVID TOTI - LEHMAN BROTHERS - ANALYST
Good morning. Just a quick question. Are there any plans to prune any portion of the combined portfolio?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
You know, this transaction is really about growth. There's a lot of synergies associated with combining the portfolio. Both companies, I think, have the best portfolios in the self-storage industry, so at this time there are no immediate plans to sell or dispose of any property.

DAVID TOTI - LEHMAN BROTHERS - ANALYST
Great. Thank you.

OPERATOR
Our next question comes from David Harris with Lehman Brothers.

DAVID HARRIS - LEHMAN BROTHERS - ANALYST
It's a full-core press from Lehman, huh? Couple points of detail on the details, and maybe I missed this. Is there a break-up fee? Could you just talk about dividend payments?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Well, that's two questions, so which one would you like?

DAVID HARRIS - LEHMAN BROTHERS - ANALYST
Well, dividend questions. I'll begin with that.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
For Public Storage or Shurgard?

DAVID HARRIS - LEHMAN BROTHERS - ANALYST
For Shurgard and for PS. And for PSA.

RONALD L. HAVNER - PUBLIC STORAGE - CEO

Dave?

DAVID GRANT - SHURGARD - PRESIDENT AND CEO
Sure. Under the merger agreement, Shurgard shareholders will get their regular Shurgard divided at the $0.56 a share rate for the quarter that we've just declared. And then for the next quarter, also at the same $0.56 a share rate. For subsequent quarters the dividend will be at the Public Storage dividend rate, obviously pro rata for the percentage of share that any shareholder gets for Public Storage stock.

DAVID HARRIS - LEHMAN BROTHERS - ANALYST
Okay. Do you - would you give me an answer to my breakup fee?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
That will be part of the documents that get filed here in a couple of weeks and you can review it.

DAVID HARRIS - LEHMAN BROTHERS - ANALYST
Okay. Thank you.

OPERATOR
Your next question comes from Ross Nussbaum with Banc of America Securities.

ROSS NUSSBAUM - BANC OF AMERICA SECURITIES - ANALYST
Good morning. My question relates to integration with respect to branding change. Can you walk us through what the time line is going to be for the branding change? Are you going to, in fact, turn everything over to the PSA brand name? And will that include Europe, because I guess Shurgard spent an awful lot of time building brand awareness of their brand name in Europe. How do you plan to tackle that?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Two things there, Ross. First, in the US, the portfolio will be branded under the Public Storage name. Obviously you've got 1500 properties versus 450, 460, so they will be branded under the Public Storage name. And that will take place over - my guess is a 12 to 18-month period, more immediate things in terms of sign changes, coloring. We're not going to repaint the properties or anything like that.

In Europe, it's a different story we will be undertaking, and I'm sure Dave will be helpful in this regard. In terms of brand awareness, imaging in Europe, no one from a self-storage standpoint knows Public Storage in Europe, and so we will try to figure out what is the brand awareness of self storage - Shurgard in Europe. And if that makes sense, we will continue with that brand name in Europe.

OPERATOR
Our next question comes from Michael Mueller with JP Morgan.

MICHAEL MUELLER - JP MORGAN - ANALYST

Hi. Ron, you talked a lot about cost reduction that can occur over the next several quarters. But would you say the more the attractiveness of this deal is the synergies you can get on the costs side or just looking at the occupancy differential between your portfolio and Shurgard's domestically and where the occupancy levels are on the European leased properties?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Well, Mike, there's what I would characterize as two areas of synergies and opportunity here in the transaction. One is what I would call the operating synergies, and that falls into three areas, the G&A costs, and you can compare the two G&A levels of the two companies, operating margins at the property level, and then the occupancies. And so there's opportunities in all three.

Secondarily, we have two great platforms, both here and in the United States and in Europe that are very suitable for continued expansion. And we have the financial wherewithal to continue expanding those platforms. So it's just not about cost or just about revenue. It's a whole myriad of things, both in terms of driving the revenue potential, the operating efficiencies of the property, and ongoing growth on a go-forward basis.

MICHAEL MUELLER - JP MORGAN - ANALYST
Can I ask a related question here just tied to that?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Why don't you get back in queue and we'll keep answering questions?

MICHAEL MUELLER - JP MORGAN - ANALYST
Sure.

OPERATOR
Our next question comes from Eric Rothman with Wachovia.

ERIC ROTHMAN - WACHOVIA SECURITIES - ANALYST
Now, do your current call center and computer systems are they scaleable enough to allow you to absorb the Shurgard portfolio without upsizing them or will you have to add to that capacity?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Yes, our systems are really scaleable to multiples of our current operating platform here and even multiples post merger with Shurgard.

ERIC ROTHMAN - WACHOVIA SECURITIES - ANALYST
Thank you.

OPERATOR
Our next question comes from Chris Brown with Bank of America Securities.



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CHRIS BROWN - BANC OF AMERICA SECURITIES - ANALYST
Real quick on the bond side. Do you - what are your intentions with respect to the Shurgard Public bonds outstanding? And do you have any longer-term plans of participating in the unsecured market?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Well, the bonds that are currently outstanding with respect to Shurgard will be an assumed obligation by Public Storage post-merger.

CHRIS BROWN - BANC OF AMERICA SECURITIES - ANALYST
And I guess I mean just do you have any other plans in the future to use that unsecured market?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Well, typically what we've done here at Public Storage is really inject leverage into our capital structure through the use of perpetual preferred stock, and my guess is that is where our bias will rely on a go-forward basis.

CHRIS BROWN - BANC OF AMERICA SECURITIES - ANALYST
Thank you much.

OPERATOR
Our next question is a follow-up question from Ross Nussbaum, Banc of America Securities.

ROSS NUSSBAUM - BANC OF AMERICA SECURITIES - ANALYST
That was quick. Can you talk about what your game plan is for the first and second Shurgard Europe JVs? Are you going to try to buy those out or leave them in place? And do you plan on cost - I guess on finishing up the developments in progress there within the joint ventures, and then everything that happens from that point forward is on your own books?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
You know, Ross, obviously there's a joint venture structure over there in Europe and we will satisfy the obligations associated with that transaction. The second Shurgard joint venture, I think, has a number of properties yet to be developed, and those will be developed according to the terms of the JV. Post that, we haven't made any decisions yet.

OPERATOR
Our next question comes from Michael Mueller with JPMorgan.

MICHAEL MUELLER - JP MORGAN - ANALYST
What are targeted and stabilized yields on the developments that you're having in Europe?



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RONALD L. HAVNER - PUBLIC STORAGE - CEO
Dave, would you like to answer that?

DAVID GRANT - SHURGARD - PRESIDENT AND CEO
Sure. We typically are shooting between 11 and 13 percent as a stabilized yield for European properties, depending on the market. Cash on cash.

MICHAEL MUELLER - JP MORGAN - ANALYST
Okay. Okay. Thank you.

OPERATOR
Our next question comes from John Sheehan. John, your line is open.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
John? Okay. Operator, go to the next question.

OPERATOR
Our next question comes from Steve Sakwa with Merrill Lynch.

STEVE SAKWA - MERRILL LYNCH - ANALYST
Just on the G&A front, are - I realize that you're still working on, I guess, the integration plan, but I guess the G&A level, how do you feel about the staffing level at PSA to handle 400-some properties coming in? And are there, I guess, costs whether it's accounts or others that you would need to incur to take on this portfolio?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Steve, there will be both savings as well as opportunities for the good people of both organizations. A lot of the people associated with the property level at Shurgard and Public Storage, while there will be changes in name and a variety of other things, really aren't impacted in a sense of job changes. I mean, the properties need to operate. We need district managers. We need regional managers. And so my guess is over a period of time it will actually be expanded for our opportunities from the larger portfolio.

At the corporate level there are certainly some synergies and then there's some additional opportunity for people in combining their portfolios, because we will need additional people to do various functions.

OPERATOR
Your next question comes from Eric Rothman with Wachovia.

ERIC ROTHMAN - WACHOVIA SECURITIES - ANALYST
The $136 million of Shurgard preferred is that immediately redeemable or do you have to hold that for a bit?

JOHN REYES - PUBLIC STORAGE - CFO



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It is redeemable now, and as part of the merger agreement right now, that preferred stock will be called on a contingent basis contingent upon the merger happening, and it would be redeemed day one of the merger in its entirety.

ERIC ROTHMAN - WACHOVIA SECURITIES - ANALYST
Any D42 charges associated with that?

JOHN REYES - PUBLIC STORAGE - CFO
I'm sure there will be. That amount we haven't yet computed yet, Eric.

ERIC ROTHMAN - WACHOVIA SECURITIES - ANALYST
Thank you very much.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Next question, Operator?

OPERATOR
Your next question comes from Paul Adornato.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Paul?

PAUL ADORNATO - - ANALYST
If you'd expand upon - hello?

OPERATOR
Paul, your line is open.

PAUL ADORNATO - - ANALYST
Yes. Can you hear me?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Yeah.

PAUL ADORNATO - - ANALYST
Okay. Ron, you talked a little bit about best practices and the combined entity. Was wondering if you could expand upon some of the Shurgard best practices that you think might be applicable to the combined Public Storage/Shurgard.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
You know, Paul, there's a whole bunch of combined practices between both sets of organizations. And part of the integration process that Dave and I will be undertaking is not only combining the back offices in the field organizations, but also trying to identify best practices between the two organizations and taking the best of both company's cultures.



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PAUL ADORNATO - - ANALYST
Okay. Thank you.

OPERATOR
Your next question comes from Lou Taylor.

LOU TAYLOR - - ANALYST
Thanks. Good morning. Ron, you talked a little bit about your savings on the - or your margin improvement in savings and occupancy costs. What's your expectation for how long it'll take to realize the goals that you see out there for both those two items?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Well, Lou, different costs and revenue opportunities have different - I call them life cycles. If you take something like Yellow Pages, if we started today in combining Yellow Pages - Yellow Page in different markets comes up each month, and so you - if we combine the Yellow Pages today for the month of March, it would be six months before they got combined, because you have to place the ad six months in advance. In that instance, there's a one-year cycle on that. So just for Yellow Pages alone, you're talking about a 12 to 18-month cycle to combine Yellow Pages for both companies. Other things are more immediate. Once the portfolios are combined and operating under the same name here in the US certainly the media programs, promotional programs can be applied to both portfolios promptly.

LOU TAYLOR - - ANALYST
Okay. Thank you.

OPERATOR
Your next question comes from Greg Whyte with Morgan Stanley.

DAVID COHEN - MORGAN STANLEY - ANALYST
Hi, this is David Cohen for Greg. Just a question. Can you just talk about the taxability of the transaction, and also if any - if there's any tax indemnification for OP unit holders for Shurgard?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
The transaction is taxable. And in terms of OP unit holders, I don't think there are any.

DAVID GRANT - SHURGARD - PRESIDENT AND CEO
No, that's my understanding as well.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Next question?

OPERATOR
Your next question comes from David Harris with Lehman Brothers.



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DAVID HARRIS - LEHMAN BROTHERS - ANALYST
If you could just talk a little bit more about valuation. You said that on consensus that the - Shurgard's been taken out at 26-plus times FFO. And our numbers that represents that are 5 percent cap rate. And this is against in a context where there's clearly a lot of portfolio activity amongst our Self-Storage facilities. I just wonder how you feel - why you feel if it's right to pay this sort of price when a lot of transactions don't appear - at the property level don't appear to be quite so aggressively priced as this.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Well, one way to look at the transaction is really the combining of two companies and the value given and the value received. And obviously, both organizations know the Self Storage industry extremely well, and both companies have concluded that at the exchange ratio .82 it's an appropriate consideration for the consideration being given by Public Storage, vis-a-vis the company Shurgard being acquired. Next question?

OPERATOR
Your next question comes from Michael Knott.

MICHAEL KNOTT - GREEN STREET ADVISORS - ANALYST
Hey, guys. Green Street Advisors. This question is for Dave. Just curious if the previous employment offer from the summer still stands. And Dave, assuming it is, can you give us your thoughts on the likelihood that you're going to stay around past the transaction closing?

DAVID GRANT - SHURGARD - PRESIDENT AND CEO
Well, as we said in the press release, I will definitely stay through the closing to assist Ron. And as Ron and I go through this overall integration study and plan, he and I will be exploring different options of roles I could play post-merger to assist him, and we'll just see how that unfolds.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Next question?

OPERATOR
Your next question comes from Ross Nussbaum with Banc of America Securities.

ROSS NUSSBAUM - BANC OF AMERICA SECURITIES - ANALYST
Ron, do you care to comment whether or not this transaction is accretive to PSA's FFO in 2007?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
No.

ROSS NUSSBAUM - BANC OF AMERICA SECURITIES - ANALYST
No, you won't comment?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Well, Ross, you know that we don't provide earnings guidance, and I think you're capable of taking the First Call estimates and applying the exchange ratio and kind of formulating your own conclusion in terms of accretion in 2007.

ROSS NUSSBAUM - BANC OF AMERICA SECURITIES - ANALYST
Thank you.

OPERATOR
Your next question comes from Eric Rothman with Wachovia.

ERIC ROTHMAN - WACHOVIA SECURITIES - ANALYST
Would you mobile [ph] prefer - could you remind us what the coupon is?

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Yeah, a piece of it is at 875 and a piece of it at 87. I think there's about 80 million at about 87 and the remainder is at 875.

ERIC ROTHMAN - WACHOVIA SECURITIES - ANALYST
Can you remind us what you spent - what both companies spent on Yellow Pages ads in 2005?

RONALD L. HAVNER - PUBLIC STORAGE - CEO 2005?
Yeah, that's - it's in excess of $10 million.

ERIC ROTHMAN - WACHOVIA SECURITIES - ANALYST
Excess of $10 million.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Yes.

ERIC ROTHMAN - WACHOVIA SECURITIES - ANALYST
Thank you very much.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Okay. This will be our last question. Operator?

OPERATOR
Your next question comes from Michael Mueller with JPMorgan.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Mike?

CLEM TENG - PUBLIC STORAGE - VP INVESTOR RELATIONS
Okay. Operator, I think that's all the questions we'll take today. I want to thank everybody for attending our conference this morning. If you have any questions, give us a call here. If not, we'll talk to you when we report our quarterly earnings.



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RONALD L. HAVNER - PUBLIC STORAGE - CEO
Thank you.

DAVID GRANT - SHURGARD - PRESIDENT AND CEO
Thank you.

RONALD L. HAVNER - PUBLIC STORAGE - CEO
Goodbye.

OPERATOR
This concludes today's conference call. You may now disconnect.